Mail Stop 3561

October 18, 2007

William J. Bush, Chief Financial Officer
Handheld Entertainment, Inc.
539 Bryant Street, Suite 403
San Francisco, California 94107

      Re: Handheld Entertainment, Inc.
              Proxy Statement on Schedule 14A
              File No. 1-32985

Dear Mr. Bush:

      We have completed our review of your Proxy Statement on Schedule 14A and
have no further comments at this time.

      Sincerely,

      H. Christopher Owings
      Assistant Director

cc: Harvey J. Kesner, Esq.
       Haynes & Boone, LLP
       Via Facsimile